UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of APRIL, 2005.

                        Commission File Number: 0-30464


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date:   APRIL 29, 2005                     /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                              IMA EXPLORATION INC.

                         (AN EXPLORATION STAGE COMPANY)


                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                        DECEMBER 31, 2004, 2003 AND 2002

                         (Expressed in Canadian Dollars)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in Note 11, and contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company's independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.



/s/ Joseph Grosso                               /s/ Art Lang

Joseph Grosso                                   Art Lang
President                                       Chief Financial Officer


April 21, 2005

INDEPENDENT AUDITORS' REPORT


TO THE SHAREHOLDERS OF
IMA EXPLORATION INC.

We have audited the consolidated balance sheets of IMA EXPLORATION INC. as at December 31, 2004 and December 31, 2003 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

/s/ PriceWaterhouseCoopers LLP

CHARTERED ACCOUNTANTS
Vancouver, B.C., Canada
April 21, 2005



COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company's financial statements, such as the change described in note 3 to the financial statements. Our report to the shareholders dated April 21, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements. In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

/s/ PriceWaterhouseCoopers LLP

CHARTERED ACCOUNTANTS
Vancouver, B.C., Canada
April 21, 2005

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS
                        AS AT DECEMBER 31, 2004 AND 2003
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                       2004            2003
                                                         $               $
                                     ASSETS

CURRENT ASSETS
Cash and cash equivalents                             5,227,354       4,422,334
Amounts receivable and prepaids                         162,802         174,938
Marketable securities (Note 4)                          186,000               -
Spin-off assets transferred (Notes 2 and 4)                   -         568,199
                                                   ------------    ------------
                                                      5,576,156       5,165,471

EQUIPMENT AND LEASEHOLD IMPROVEMENTS (Note 5)            94,102          36,186

MINERAL PROPERTIES AND
     DEFERRED COSTS (Notes 2, 3 and 9)                6,551,598       1,469,026

SPIN-OFF ASSETS TRANSFERRED (Note 2)                          -       6,749,193
                                                   ------------    ------------
                                                     12,221,856      13,419,876
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                523,378         418,234
                                                   ------------    ------------
FUTURE INCOME TAX LIABILITIES (Note 9)                  885,093         251,180

SPIN-OFF LIABILITIES TRANSFERED (Note 2)                      -       1,079,112
                                                   ------------    ------------
                                                      1,408,471       1,748,526
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 7)                               36,982,307      27,707,597

CONTRIBUTED SURPLUS (Note 7)                          3,428,382       1,541,116

DEFICIT                                             (29,597,304)    (17,577,363)
                                                   ------------    ------------
                                                     10,813,385      11,671,350
                                                   ------------    ------------
                                                     12,221,856      13,419,876
                                                   ============    ============

NATURE OF OPERATIONS (Note 1)
CONTINGENCY (Note 6)
COMMITMENTS (Note 8)
SUBSEQUENT EVENTS (Note 13)

APPROVED BY THE BOARD

/s/ David Horton , Director
-----------------
/s/ R.S. Angus   , Director
-----------------

        The accompanying notes are an integral part of these consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                                       2004            2003            2002
                                                                         $               $               $

EXPENSES

Administrative and management services                                  240,084         119,921          51,556
Bank charges and interest                                                10,318          10,319          10,492
Corporate development and investor relations                            290,680         173,693          57,368
Depreciation                                                             26,665          13,257           5,239
General exploration                                                     228,961         226,956         180,321
Office and sundry                                                        70,695          28,542           8,011
Printing                                                                 27,307          22,844           5,131
Professional fees                                                       894,780         198,876          39,759
Rent, parking and storage                                                90,629          35,552          16,625
Salaries and employee benefits                                          313,409          98,202          45,099
Stock based compensation (Note 7)                                     1,972,860       1,487,235          29,506
Telephone and utilities                                                  34,165          18,681           7,906
Transfer agent and regulatory fees                                       57,743          34,078          35,831
Travel and accommodation                                                203,591          52,175          18,516
Cost recoveries (Note 8)                                               (149,271)        (17,290)         (1,380)
                                                                   ------------    ------------    ------------
                                                                      4,312,616       2,503,041         509,980
                                                                   ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                              (4,312,616)     (2,503,041)       (509,980)
                                                                   ------------    ------------    ------------
OTHER EXPENSE (INCOME)

Foreign exchange                                                        195,285          12,763           1,936
Reorganization costs (Note 2)                                           346,103               -
Interest and other income                                              (101,589)        (66,561)        (26,585)
Gain on options and disposition of mineral properties                  (328,346)              -               -
Write-down of marketable securities                                      99,762               -               -
                                                                   ------------    ------------    ------------
                                                                        211,215         (53,798)        (24,649)
                                                                   ------------    ------------    ------------
LOSS FROM CONTINUING OPERATIONS                                      (4,523,831)     (2,449,243)       (485,331)

Loss allocated to spin-off assets (Note 2)                              131,232         969,175         954,775
                                                                   ------------    ------------    ------------
LOSS FOR THE YEAR                                                    (4,655,063)     (3,418,418)     (1,440,106)

DEFICIT - BEGINNING OF YEAR                                         (17,577,363)    (14,158,945)    (12,718,839)

DISTRIBUTION OF EQUITY ON SPIN-OFF OF
   ASSETS TO GOLDENARROW (Note 2)                                    (7,364,878)              -               -
                                                                   ------------    ------------    ------------
DEFICIT - END OF YEAR                                               (29,597,304)    (17,577,363)    (14,158,945)
                                                                   ============    ============    ============

BASIC AND DILUTED LOSS PER COMMON SHARE
   FROM CONTINUNG OPERATIONS                                             $(0.11)         $(0.08)         $(0.02)
                                                                   ============    ============    ============

BASIC AND DILUTED LOSS PER COMMON SHARE                                  $(0.11)         $(0.11)         $(0.06)
                                                                   ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDI   G                                       40,939,580      32,251,753      23,188,485
                                                                   ============    ============    ============

        The accompanying notes are an integral part of these consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                                       2004            2003            2002
                                                                         $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                                                (4,655,063)     (3,418,418)     (1,440,106)
Net loss allocated to spin-off assets                                   131,232         969,175         954,775
                                                                   ------------    ------------    ------------
Net loss from continuing operations                                  (4,523,831)     (2,449,243)       (485,331)
Items not affecting cash
Depreciation                                                             26,665          13,257           5,239
Stock based compensation                                              1,972,860       1,487,235          29,506
Gain on options and disposition of mineral properties                  (328,346)              -               -
Write-down of marketable securities                                      99,762               -               -
                                                                   ------------    ------------    ------------
                                                                     (2,752,890)       (948,751)       (450,586)
Change in non-cash working capital balances                              74,785         182,698         (17,137)
                                                                   ------------    ------------    ------------
                                                                     (2,678,105)       (766,053)       (467,723)
Cash used in spin-off operations                                       (283,629)       (653,496)       (838,488)
                                                                   ------------    ------------    ------------
                                                                     (2,961,734)     (1,419,549)     (1,306,211)
                                                                   ------------    ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral properties and deferred costs                (4,448,659)     (1,069,228)         (5,090)
Net mineral properties and marketable securities
     cash flow related to spin-off assets                                32,592        (781,533)     (1,261,465)
Purchase of equipment                                                   (93,650)        (21,875)        (11,201)
                                                                   ------------    ------------    ------------
                                                                     (4,509,717)     (1,872,636)     (1,277,756)
                                                                   ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                                             9,707,897       6,467,245       3,453,382
Share issuance costs                                                   (411,237)       (188,850)       (189,056)
                                                                   ------------    ------------    ------------
                                                                      9,296,660       6,278,395       3,264,326
                                                                   ------------    ------------    ------------

INCREASE IN CASH AND CASH EQUIVALENTS                                 1,825,209       2,986,210         680,359

CASH TRANSFERRED TO GOLDEN ARROW (Note 2)                            (1,020,189)              -               -
                                                                   ------------    ------------    ------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                               805,020       2,986,210         680,359

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                         4,422,334       1,436,124         755,765
                                                                   ------------    ------------    ------------
CASH AND CASH EQUIVALENTS - END OF YEAR                               5,227,354       4,422,334       1,436,124
                                                                   ============    ============    ============

CASH AND CASH EQUIVALENTS IS COMPRISED OF:

CASH                                                                    927,354       1,622,334         631,255
TERM DEPOSITS                                                         4,300,000       2,800,000         804,869
                                                                   ------------    ------------    ------------
                                                                      5,227,354       4,422,334       1,436,124
                                                                   ============    ============    ============

  The accompanying notes are an integral part of these consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
               CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS
                      FOR THE YEAR ENDED DECEMBER 31, 2004
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                                                                   GOLDEN ARROW
                                                      NAVIDAD                         SUBTOTAL       RELATED
                                     NAVIDAD           AREAS          IVA TAX         NAVIDAD       PROPERTIES         TOTAL
                                        $                $               $               $               $               $

Balance, beginning of year            1,253,391          16,178         199,457       1,469,026       6,744,907       8,213,933
                                  -------------    ------------    ------------    ------------    ------------    ------------
Expenditures during the year

Assays                                  567,364               -               -         567,364           1,702         569,066
Contractors - surveying                 994,912           2,949               -         997,861           2,339       1,000,200
Contractors - environmental             252,201               -               -         252,201          65,166         317,367
Drilling                              1,663,984               -               -       1,663,984               -       1,663,984
Communications                           13,729               -               -          13,729               -          13,729
Supplies                                147,422             529               -         147,951               -         147,951
Statutory fees and taxes                  2,094          19,129               -          21,223               -          21,223
Travel                                   51,583               -               -          51,583               -          51,583
Office                                  170,780           3,657               -         174,437          11,753         186,190
Other                                         -               -               -               -          37,045          37,045
Option payments                          19,595          70,252               -          89,847          12,048         101,895
IVA Tax                                       -               -         468,479         468,479               -         468,479
                                  -------------    ------------    ------------    ------------    ------------    ------------
                                      3,883,664          96,516         468,479       4,448,659         130,053       4,578,712
                                  -------------    ------------    ------------    ------------    ------------    ------------
Balance, before transfer              5,137,055         112,694         667,936       5,917,685       6,874,960      12,792,645

Future income tax (Note 9)              633,913               -               -         633,913               -         633,913

Property transfer to Golden Arrow             -               -               -               -      (6,874,960)     (6,874,960)
                                  -------------    ------------    ------------    ------------    ------------    ------------
Balance, end of year                  5,770,968         112,694         667,936       6,551,598               -       6,551,598
                                  =============    ============    ============    ============    ============    ============








        The accompanying notes are an integral part of these consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
               CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS
                      FOR THE YEAR ENDED DECEMBER 31, 2003
                         (EXPRESSED IN CANADIAN DOLLARS)




                                                                                                   GOLDEN ARROW
                                                      NAVIDAD                         SUBTOTAL       RELATED
                                     NAVIDAD           AREAS          IVA TAX         NAVIDAD       PROPERTIES         TOTAL
                                        $                $               $               $               $               $

Balance, beginning of year                5,090               -         143,528         148,618       6,707,184       6,855,802
                                  -------------    ------------    ------------    ------------    ------------    ------------

Expenditures during the year

Assays                                   62,232               -               -          62,232          36,911          99,143
Contractors - surveying                 113,518               -               -         113,518          19,751         133,269
Contractors - environmental              40,664               -               -          40,664         105,145         145,809
Drilling                                222,259               -               -         222,259         191,923         414,182
Geological                              467,569               -               -         467,569         245,659         713,228
Statutory fees and taxes                  2,900          16,178               -          19,078         132,963         152,041
Travel                                   37,369               -               -          37,369          48,824          86,193
Office                                   10,791               -               -          10,791         147,065         157,856
Other                                    39,819               -               -          39,819          37,651          77,470
Option payments                               -               -               -               -         147,348         147,348
IVA Tax                                       -               -          55,929          55,929               -          55,929
                                  -------------    ------------    ------------    ------------    ------------    ------------
                                        997,121          16,178          55,929       1,069,228       1,113,240       2,182,468
                                  -------------    ------------    ------------    ------------    ------------    ------------
Balance, before adjustments           1,002,211          16,178         199,457       1,217,846       7,820,424       9,038,270

Future income tax (Note 9)              251,180               -               -         251,180          71,037         322,217

Cost recoveries                               -               -               -               -        (346,947)       (346,947)

Write-off mineral properties                  -               -               -               -        (776,626)       (776,626)

Proceeds on sale of mineral
   properties                                 -               -               -               -         (22,981)        (22,981)
                                  -------------    ------------    ------------    ------------    ------------    ------------
Balance, end of year                  1,253,391          16,178         199,457       1,469,026       6,744,907       8,213,933
                                  =============    ============    ============    ============    ============    ============












        The accompanying notes are an integral part of these consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)



1.       NATURE OF OPERATIONS

         The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties in Argentina. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as mineral properties and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete development, and future profitable production. The Company considers that it has adequate resources to maintain its core operations for the next fiscal year but currently does not have sufficient working capital to fund all of its planned exploration and development work. The Company will continue to rely on successfully completing additional equity financing.


2.       SPIN-OFF OF ASSETS

         On July 7, 2004, the Company completed a corporate restructuring plan (the "Reorganization") which resulted in dividing the Company's assets and liabilities into two separate companies. Following the Reorganization the Company continued to hold the Navidad project, while all other mineral property interests, certain marketable securities and cash were spun-off to Golden Arrow Resources Corporation ("Golden Arrow"), a newly created company. The Navidad Property, located in the province of Chubut Argentina, was staked by the Company in late 2002 and continues to be the focus of the Company's activities. The Reorganization of the Company was accomplished by way of a statutory plan of arrangement. The shareholders of the Company were issued shares in Golden Arrow on the basis of one Golden Arrow share for ten shares of the Company. On completion of the Reorganization, the Company transferred to Golden Arrow:

         i) all of the Company's investment in its mineral properties, excluding the Navidad and Navidad Area properties and related future income tax liabilities;
         ii) the assets and liabilities of IMPSA Resources (BVI) Inc., Inversiones Mineras Argentinas Holdings (BVI) Inc., both wholly-owned subsidiaries of the Company, and IMPSA Resources Corporation, an 80.69% owned subsidiary of the Company;
         iii) certain marketable securities at their recorded values; iv) cash and cash equivalents

         The aggregate carrying amount of the net assets transferred from the Company to Golden Arrow is as follows:
                                                                   DECEMBER 31,
                                                       2004            2003
                                                         $               $

         Cash and cash equivalents                    1,020,189          31,908

         Marketable securities and other current
            assets and liabilities                      548,841         536,291

         Mineral properties and deferred cost
            and equipment                             6,874,960       6,749,193

         Future income tax liabilities               (1,079,112)     (1,079,112)
                                                   ------------    ------------
                                                      7,364,878       6,238,280
                                                   ============    ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)



2.       SPIN-OFF OF ASSETS (continued)

         The Company's Statement of Loss and Deficit includes an allocation of General and Administrative Expenses as Loss allocated to spin-off assets. The allocation was calculated on the basis of the ratio of the specific assets transferred to assets retained. Certain "Other Income and Expense" items have been allocated to spin-off assets on the basis of the nature of the income or expense.


3.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant measurement differences between those principles and those that would be applied under United States generally accepted accounting principles ("US GAAP") as they affect the Company are disclosed in Note 11.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and assessment of mineral properties and deferred cost carrying values. Actual results may differ from these estimates.

         PRINCIPLES OF CONSOLIDATION

         These consolidated financial statements include the accounts of the Company and all its subsidiaries, all of which are wholly owned. The Company's principal subsidiary is Inversiones Mineras Argentinas S.A.. All inter-company transactions and balances have been eliminated.

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include cash and short-term investments maturing within 90 days of initial investment.

         MARKETABLE SECURITIES

         Marketable securities are carried at the lower of cost or market.

         MINERAL PROPERTIES AND DEFERRED COSTS

         Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined. Administration costs and general exploration costs are expensed as incurred. When a property is placed in commercial production, deferred costs will be depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned then the costs are written-off, or if its carrying value has been impaired, then the costs are written down to fair value.

         The Company accounts for foreign value added taxes paid as part of mineral properties and deferred costs. The recovery of these taxes will commence on the beginning of foreign commercial operations. Should these amounts be recovered they would be treated as a reduction in carrying costs of mineral properties and deferred costs.

         Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered the balance of the payments are recorded as a gain on option or disposition of mineral property.

         EQUIPMENT

         Equipment, which comprises leasehold improvements and office furniture and equipment, is recorded at cost less accumulated depreciation calculated using the straight-line method over their estimated useful lives of five years.

         ASSET RETIREMENT OBLIGATIONS

         The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded initially at fair value as a liability with a corresponding increase to the carrying amount of the related long-lived asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying cash flows. The related asset is adjusted only as a result of changes in the amount or timing of the underlying cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset; discount accretion is included in determining the results of operations. As at December 31, 2004, the Company does not have any asset retirement obligations.

         LONG-LIVED ASSETS IMPAIRMENT

         Long-lived assets are reviewed for impairment when events or changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         TRANSLATION OF FOREIGN CURRENCIES

         The Company's foreign operations are integrated and are translated using the temporal method. Under this method, the Company translates monetary assets and liabilities denominated in foreign currencies at period-end rates. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates. The resulting gains or losses are reflected in operating results in the period of translation.

         CONCENTRATION OF CREDIT RISK

         Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and amounts receivable. The Company limits its exposure to credit loss by placing its cash and cash-equivalents with major financial institutions.

         FAIR VALUES OF FINANCIAL INSTRUMENTS

         The fair value of the Company's financial instruments consisting of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments. As of December 31, 2004, the market value of marketable securities was $270,000 (2003 - $1,032,546).

         INCOME TAXES

         The Company uses the liability method of accounting for future income taxes. Under this method of tax allocation, future income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Potential future income tax assets are not recognized, as they are not considered likely to be realized.

         LOSS PER SHARE

         Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive and therefore basic and diluted losses per share are the same. Information regarding securities that could potentially dilute basic earnings per share in the future is presented in Note 7.

         STOCK BASED COMPENSATION

         Effective January 1, 2003, the Company prospectively adopted the requirements of CICA Handbook Section 3870. Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation is charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)



3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         COMPARATIVE FIGURES

         Certain of the 2003 and 2002 fiscal year figures have been reclassified to conform with the presentation used in fiscal 2004.


4.       MARKETABLE SECURITIES

                                                                               2004                            2003
                                                                   ----------------------------    ----------------------------
                                                                                      QUOTED                          QUOTED
                                                                     RECORDED         MARKET         RECORDED         MARKET
                                                                      VALUE           VALUE           VALUE           VALUE
                                                                         $               $               $               $
                                                                   ----------------------------    ----------------------------

         Tinka Resources - 300,000 common shares                         96,000         180,000               -               -
         Cons Pacific Bay Minerals - 900,000 common shares               90,000          90,000               -               -
         Ballad Gold & Silver Ltd. - 500,000 common shares                    -               -         250,000         325,000
         Amera Resources Corp. - 600,000 common shares                        -               -         270,000         546,000
         Other                                                                -               -          23,460         161,546
                                                                   ------------    ------------    ------------    ------------
                                                                        186,000         270,000         543,460       1,032,546
                                                                                                                   ============
         Less amounts allocated to spin-off assets transferred                -               -        (543,460)
                                                                   ------------    ------------    ------------
                                                                        186,000         270,000               -
                                                                   ============    ============    ============

         The Company has entered into option and sale agreements on certain of its non-core mineral property holdings in which the Company received common shares of publicly-traded companies as partial consideration. All securities associated with option and sale agreements for all properties, other than Navidad and Navidad area properties were transferred to Golden Arrow with a recorded value of $543,460 at December 31, 2003 (see Note 2).


5.       EQUIPMENT AND LEASHOLD IMPROVEMENTS

                                                       2004            2003
                                                   ------------    ------------
                                                         $               $

         Office equipment and computers                 231,724         179,425
         Leasehold improvements                          96,634          62,812
                                                   ------------    ------------
                                                        328,358         242,237
         Less: Accumulated depreciation                (234,256)       (206,051)
                                                   ------------    ------------
                                                         94,102          36,186
                                                   ============    ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)



6.       CONTINGENCY

         In March 2004, Aquiline Resources Inc. ("Aquiline") commenced an action against the Company, seeking a constructive trust over the Navidad properties and damages. The Company believes the Aquiline legal action is without merit and continues to vigorously defend itself. A trial date has been scheduled for October 2005. At this date the outcome is not determinable. The Company has not made any provision for costs for which it might become liable in what management considers the unlikely event of an adverse judgment.


7.       SHARE CAPITAL

         Authorized   - unlimited  common shares without par value
                      - 100,000,000 preferred shares without par value

         Issued - common shares
                                                      NUMBER             $
                                                   ------------    ------------

         Balance, December 31, 2001                  18,592,219      18,090,497

         Private placements                           5,703,026       2,552,870
         Exercise of options                            170,000          68,000
         Exercise of warrants                         2,085,361         837,512
         Less share issue costs                               -       (194,056)
                                                   ------------    ------------
         Balance, December 31, 2002                  26,550,606      21,354,823

         Private placement                            2,900,000       2,610,000
         Exercise of options                          1,855,850         895,859
         Exercise of warrants                         4,969,066       2,940,428
         Exercise of agent's options                    105,930          95,337
         Less share issue costs                               -       (188,850)
                                                   ------------    ------------
         Balance, December 31, 2003                  36,381,452      27,707,597

         Private placements                           1,500,000       4,650,000
         Exercise of options                            441,650         597,910
         Exercise of agents' options                    121,820         184,838
         Contributed surplus reallocated
            on exercise of options                            -         226,630
         Exercise of warrants                         5,371,285       4,275,149
         Proceeds collected and paid on behalf
            of Golden Arrow shares                            -       (107,544)
         Less share issue costs                               -       (552,273)
                                                   ------------    ------------
         Balance, December 31, 2004                  43,816,207      36,982,307
                                                   ============    ============

         (a) During fiscal 2004, the Company completed a brokered private placement of 1,500,000 units at $3.10 per unit for proceeds of $4,238,763, net of $339,000 agent's commission and $72,237 of related issue costs. Each unit consisted of one common share and one half non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase a common share for $3.70 per share on or before February 23, 2005. The Company also issued 200,000 compensation options to the agent to acquire 200,000 shares at $3.25 per share and 100,000 warrants at $3.70 per share on or before February 23, 2005. The compensation options granted were valued at $0.705 per option using the Black-Scholes Option Pricing Model, for a total value of $141,036, which has been recorded as share issue costs with a corresponding increase to contributed surplus. At December 31, 2004, a total of 32,000 compensation options had been exercised. The balance of 168,000
                  compensation   options  were   exercised   subsequent  to  the
                  year-end.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)



7.       SHARE CAPITAL (continued)

         (b) During fiscal 2003, the Company completed a brokered private placement for 2,900,000 units at a price of $0.90 per unit, for cash proceeds of $2,421,150, net of share issue costs of $188,850. Each unit consisted of one common share of the Company and one-half non-transferable common share purchase warrant. One whole warrant entitles the holder to purchase one common share for the exercise price of $1.10 per share on or before April 28, 2004. Certain officers and directors of the Company purchased 445,000 units of the private placement.

         (c) During fiscal 2002, the Company completed the following private placements:

                  i) 637,000 units at a price of $0.38 for cash proceeds of $222,695, net of share issue costs of $19,365. Each unit consisted of one common share of the Company and one warrant. Two warrants entitled the holder to purchase an additional common share for the exercise price of $0.45 on or before March 31, 2003. The Company also issued agents warrants to purchase 63,700 common shares at a price of $0.45 on or before March 31, 2003;

                  ii) 1,777,778 units at a price of $0.45 per unit for cash proceeds of $686,132, net of share issue costs of $118,868. Each unit consisted of one common share of the Company and one warrant. Two warrants entitled the holder to purchase an additional common share at a price of $0.54 per share on or before April 9, 2003. The Company also issued 11,111 shares to the agents, at a price of $0.45 per share. The Company also issued agents warrants to purchase 355,556 common shares at a price of $0.54 per share on or before April 9, 2003;

                iii) 1,722,222 units at a price of $0.45 per unit, for cash proceeds of $751,000 net of share issue costs of $24,000. Each unit consisted of one common share of the Company and one warrant. Each warrant entitled the holder to purchase an additional common share of the Company at a price of $0.53 per share on or before May 23, 2003 and $0.60 per share on or before May 23, 2004. Certain directors purchased 191,111 units. The Company also issued agents warrants to purchase 66,666 common shares at a price of $0.53 per share on or before May 23, 2003; and

                iv) 1,554,915 units at a price of $0.47 for cash proceeds of $698,987, net of share issue costs of $31,823. Each unit consisted of one common share of the Company and one warrant. Each warrant entitled the holder to purchase an additional common share of the Company at a price of $0.55 per share on or before September 27, 2003 and $0.60 on or before September 27, 2004. Certain directors purchased 325,000 units. The Company also issued agents warrants to purchase 37,496 common shares at a price of $0.50 per share on or before September 27, 2003.

                v) In connection with the financing, the Company granted the agent an option to purchase 195,750 units on the same basis and terms as the private placement. The agent has exercised options to purchase 195,750 units, for $176,175 cash.

         (d)      Stock options and stock based compensation

                  The Company grants stock options in accordance with the policies of the TSX Venture Exchange ("TSXV"). The stock options vest over periods that vary from three months to one year. A summary of the Company's outstanding options at December 31, 2004, 2003 and 2002 and the changes for the years ending on those dates is presented below:

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


7.       SHARE CAPITAL (continued)

                                   ----------------------------    ----------------------------    ----------------------------
                                               2004                            2003                            2002
                                   ----------------------------    ----------------------------    ----------------------------
                                     OPTIONS         WEIGHTED        OPTIONS         WEIGHTED        OPTIONS         WEIGHTED
                                   OUTSTANDING        AVERAGE      OUTSTANDING        AVERAGE      OUTSTANDING        AVERAGE
                                       AND           EXERCISE          AND           EXERCISE          AND           EXERCISE
                                   EXERCISABLE        PRICE        EXERCISABLE        PRICE        EXERCISABLE        PRICE
                                                        $                               $                               $
                                   ----------------------------    ----------------------------    ----------------------------

                  Balance,
                  Beginning of year   2,528,150        1.32           2,465,500        0.44           1,635,500        0.40

                  Granted             1,512,000        3.14           1,918,500        1.60           1,050,000        0.50
                  Exercised            (441,650)       1.14          (1,855,850)       0.44            (170,000)       0.40
                  Cancelled             (30,000)       3.10                   -           -             (50,000)       0.40
                                   ------------                    ------------                    ------------
                  Balance,
                  End of year         3,568,500        2.10           2,528,150        1.32           2,465,500        0.44
                                   ============                    ============                    ============


                  Stock options outstanding and exercisable at December 31, 2004 are as follows:

                  -------------------------------------------------------------
                     NUMBER            EXERCISE PRICE        EXPIRY DATE
                                              $
                  -------------------------------------------------------------
                      205,000                0.40            July 19, 2006
                      119,000                0.50            May 2, 2007
                      117,500                0.50            September 23, 2007
                       90,000                0.84            March 7, 2008
                      300,000                0.90            May 30, 2008
                    1,305,000                1.87            August 27, 2008
                    1,382,000                3.10            March 24, 2009
                       50,000                4.20            December 01, 2009
                   ----------
                    3,568,500
                   ==========

                  During fiscal 2004, the Company granted 1,512,000 stock options (2003 - 1,918,500: 2002 - 1,050,000). The fair value of stock options granted is estimated on the dates of grants using the Black-Scholes Option Pricing Model with the following assumptions used for the grants made during the year:

                                               2004            2003             2002

                  Risk-free interest rate      2.38%       3.76% - 4.16%     3.89% - 4.25%
                  Estimated volatility          77%          74% - 78 %        73% - 87%
                  Expected life              2.5 years       2.5 years         2.5 years
                  Expected dividend yield        0%              0%                0%

                  The weighted average fair value per share of stock options, calculated using the Black-Scholes Option Pricing Model, granted during the year was $1.28 per share (2003 - $0.63, 2002 - $0.26). Option pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)



7.       SHARE CAPITAL (continued)

                  During fiscal 2002, the Company granted 540,000 stock options to its employees and directors and applied the intrinsic value based method of accounting. Had the Company followed the fair value based method of accounting in fiscal 2002, the Company would have recorded an additional compensation expense of $140,840 in respect of its employees and directors' stock options. Pro-forma loss and loss per share information determined under the fair value method in fiscal 2002 are as follows:

                                                                         $

                  Net loss for fiscal 2002
                      - as reported                                  (1,440,106)
                      - compensation expense                           (140,840)
                                                                   ------------
                      - pro-forma                                    (1,580,946)
                                                                   ============

                  Basic and diluted loss per share
                      - as reported                                       (0.06)
                      - pro-forma                                         (0.07)


         (e)      Warrants

                  A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at December 31, 2004, 2003 and 2002 and the changes for the years ending on those dates is as follows:

                                                       2004            2003            2002
                                                   ------------    ------------    ------------

                  Balance, beginning of year          6,042,448       9,511,550       6,588,967

                  Issued                                810,909       1,502,965       5,007,944
                  Exercised                          (5,371,285)     (4,969,066)     (2,085,361)
                  Cancelled                             (38,955)              -               -
                  Expired                               (21,100)         (3,001)              -
                                                   ------------    ------------    ------------
                  Balance, end of year                1,422,017       6,042,448       9,511,550
                                                   ============    ============    ============

                  Common shares reserved pursuant to warrants and agent warrants outstanding at December 31, 2004 are as follows:

                  -------------------------------------------------------------
                     NUMBER            EXERCISE PRICE        EXPIRY DATE
                                              $
                  -------------------------------------------------------------

                      663,667                0.90            March 16, 2005
                      758,350                3.70            February 23, 2005
                  -----------
                    1,422,017
                  ===========

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)



8.       RELATED PARTY TRANSACTIONS

         (a) During fiscal 2004, the Company paid $476,226 (2003 - $330,600; 2002 - $136,276) to directors and officers or companies controlled by directors and officers of the Company, for accounting, management and consulting services provided.

         (b) The Company has agreements with a company controlled by the wife of the President of the Company for the rental of office premises. During fiscal 2004, the Company paid $74,870 (2003 - $60,924; 2002 - $60,924) for rent.

         (c) The Company shares its office facilities with Amera Resources Corporation "Amera" and Golden Arrow. All three companies are public companies with common management. During fiscal 2004, the Company received $66,390 (2003 - $35,110; 2002 - $6,000)
                  from Amera and $57,000 (2003 and 2002 - $Nil) from Golden Arrow for shared rent and administration costs.

         (d) The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President. The President is paid an annual amount of $102,000. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include a bonus of $6,500 per month, retroactive to July 1, 1999, plus an additional three years of compensation at $15,000 per month. If the termination had occurred on December 31, 2004, the amount under the agreement would be $969,000.

         (e) Other related party transactions are disclosed elsewhere in these consolidated financial statements.


9.       INCOME TAXES

         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:


                                                       2004            2003            2002
                                                         $               $               $

         Statutory tax rate                              35.62%          37.62%          39.62%
                                                   ============    ============    ============

         Loss for the year                           (4,655,063)     (3,418,418)    (1,440,106)
                                                   ============    ============    ============

         Provision for income taxes based on
            statutory Canadian combined federal
               and provincial income tax rates       (1,658,133)     (1,286,009)       (570,570)

         Differences in foreign tax rates              (114,390)       (383,116)         (4,234)

         Losses for which an income tax benefit
            has not been recognized                   1,722,523       1,669,125         574,804
                                                   ------------    ------------    ------------
                                                              -               -               -
                                                   ============    ============    ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


9.       INCOME TAXES (continued)

         The significant components of the Company's future tax assets are as follows:

                                                       2004            2003
                                                         $               $

         Future income tax assets
            Financing costs                             192,369         116,985
            Operating loss carryforward               3,594,455       4,051,130
                                                   ------------    ------------
                                                      3,786,824       4,168,115
         Valuation allowance for future tax assets   (3,786,824)     (4,168,115)
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============

         Future Income Tax Liabilities

         For certain acquisitions and other payments for mineral property interests, the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount. During the year ended December 31, 2004, the Company recorded a future income tax liability of $633,913 (2003 - $251,180) and a corresponding adjustment to mineral properties.

                                                       2004            2003
                                                         $               $

         Future income tax liabilities                  885,093         251,180
                                                   ============    ============

         The Company has Canadian non-capital loss carryforwards of $9,998,489 that may be available for tax purposes. The losses expire as follows:


                        EXPIRY DATE                      $

                            2005                      1,173,356
                            2006                      1,255,915
                            2007                      1,261,932
                            2008                        841,160
                            2009                      1,317,729
                            2010                      1,545,964
                            2014                      2,602,433
                                                   ------------
                                                      9,998,489
                                                   ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)



10.      SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities, which are conducted principally in Argentina. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of fiscal 2004, 2003 and 2002.

         The Company's total assets are segmented geographically as follows:

                                                   ------------------------------------------------------------
                                                                               2004
                                                   ------------------------------------------------------------
                                                     CORPORATE       ARGENTINA         PERU            TOTAL
                                                         $               $               $               $
                                                   ------------------------------------------------------------

         Current assets                               5,438,079         138,077               -      5,576,156
         Equipment                                       93,177             925               -         94,102
         Mineral properties and deferred costs                -       6,551,598               -      6,551,598
                                                   ------------    ------------    ------------    ------------
                                                      5,531,256       6,690,600               -     12,221,856
                                                   ============    ============    ============    ============

                                                   ------------------------------------------------------------
                                                                               2003
                                                   ------------------------------------------------------------
                                                     CORPORATE       ARGENTINA         PERU            TOTAL
                                                         $               $               $               $
                                                   ------------------------------------------------------------

         Current assets                               5,075,092          65,637          24,742       5,165,471
         Equipment                                       28,974           7,032           4,466          40,472
         Mineral properties and deferred costs                -       4,406,421       3,807,512       8,213,933
                                                   ------------    ------------    ------------    ------------
                                                      5,104,066       4,479,090       3,836,720      13,419,876
                                                   ============    ============    ============    ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)



11.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES

         The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP, which differ in certain material respects from US GAAP.

         The effects of significant measurement differences between Canadian GAAP and US GAAP for certain items on the consolidated balance sheets, statements of operations and deficit and statements of cash flows are as follows:

                                                                   --------------------------------------------
                                                                       2004            2003            2002
                                                                         $               $               $
                                                                   --------------------------------------------

         CONSOLIDATED STATEMENTS OF OPERATIONS

         Loss for the year under Canadian GAAP                       (4,655,063)     (3,418,418)     (1,440,106)
         Mineral properties and deferred costs for the year (i)      (5,212,625)     (2,134,757)     (1,551,841)
         Future income tax recovery (i)                                 633,913         322,217         285,286
         Write down of marketable securities                             99,762               -               -
         Mineral properties and deferred costs written off                    -
              during the year which would have been
              expensed in the year incurred (i)                                         776,626               -
         Stock-based compensation (iii)                                       -        (144,000)       (102,150)
                                                                   ------------    ------------    ------------
         Loss for the year under US GAAP                             (9,134,013)     (4,598,332)     (2,808,811)
         Unrealized gains (losses) on available-for-
              sale securities (ii)                                     (387,160)        434,346          54,740
                                                                   ------------    ------------    ------------
         Comprehensive loss (iv)                                     (9,521,173)     (4,163,986)     (2,754,071)
                                                                   ============    ============    ============

         Basic and diluted loss per share under US GAAP                   (0.22)          (0.14)          (0.12)
                                                                   ============    ============    ============

         Weighted average number of common shares outstanding        40,939,580      32,251,753      23,188,485
                                                                   ============    ============    ============

                                                                   ----------------------------
                                                                       2004             2003
                                                                         $                $
                                                                   ----------------------------

         SHAREHOLDERS' EQUITY

         Balance per Canadian GAAP                                   10,813,385      11,671,350
         Mineral properties and deferred costs expensed (i)          (6,551,598)     (8,213,933)
         Future income tax recovery (i)                                 885,093       1,330,292
         Accumulated other comprehensive income (ii)                     84,000         489,086
                                                                   ------------    ------------
         Balance per US GAAP                                          5,230,880       5,276,795
                                                                   ============    ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
                                                   ----------------------------
                                                       2004            2003
                                                         $               $
                                                   ----------------------------

         MINERAL PROPERTIES AND DEFERRED COSTS

         Balance per Canadian GAAP                    6,551,598       8,213,933
         Mineral properties and deferred costs
              expensed under US GAAP (i)             (6,551,598)     (8,213,933)
                                                   ------------    ------------
         Balance per US GAAP                                  -               -
                                                   ============    ============

                                                   ----------------------------
                                                       2004            2003
                                                         $               $
                                                   ----------------------------

         FUTURE INCOME TAX LIABILITY

         Balance per Canadian GAAP                      885,093       1,330,292
         Future income tax recovery (i)                (885,093)     (1,330,292)
                                                   ------------    ------------
         Balance per US GAAP                                  -               -
                                                   ============    ============


                                                   --------------------------------------------
                                                       2004            2003            2002
                                                         $               $               $
                                                   --------------------------------------------

         CONSOLIDATED STATEMENTS OF CASH FLOWS

         OPERATING ACTIVITIES

         Cash used per Canadian GAAP                 (2,961,734)     (1,419,549)     (1,306,211)
         Mineral properties and deferred costs (i)   (4,578,712)     (1,850,761)     (1,266,555)
                                                   ------------    ------------    ------------
         Cash used per US GAAP                       (7,540,446)     (3,270,310)     (2,572,766)
                                                   ============    ============    ============

         INVESTING ACTIVITIES

         Cash used per Canadian GAAP                 (4,509,717)     (1,872,636)     (1,277,756)
         Mineral properties and deferred costs (i)    4,578,712       1,850,761       1,266,555
                                                   ------------    ------------    ------------
         Cash used per US GAAP                           68,995         (21,875)        (11,201)
                                                   ============    ============    ============

         i)       Mineral Properties and Deferred Costs

                  Mineral properties and deferred costs are accounted for in accordance with Canadian GAAP as disclosed in Note 3. For US GAAP purposes, the Company expenses acquisition and exploration costs relating to unproven mineral properties as incurred and in addition has a related future income tax recovery. When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties would then be assessed, on a periodic basis, to determine whether the carrying value can be recovered on an

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to fair value determined using discounted cash flows.

         ii)      Investments

                  The Company's marketable securities are classified as available-for-sale investments under US GAAP and carried at the lower of cost and market value for Canadian GAAP purposes. Such investments are not held principally for the purpose of selling in the near term and, for US GAAP purposes, must have holding gains and losses reported as a separate component of shareholders'equity until realized or until an other than temporary impairment in value occurs.

         iii)     Accounting for Stock-Based Compensation

                  For US GAAP purposes, the Company accounted for stock-based employee compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" until December 31, 2003.Under US GAAP, when stock options are cancelled and immediately reissued at a revised price (the "Repricing"), these options are accounted for as variable compensation from the date of the Repricing. Under this method, following the repricing date, compensation expense is recognized when the quoted market value of the Company's common shares exceeds the amended exercise price. Should the quoted market value subsequently decrease, a recovery of a portion, or all of the previously recognized compensation expense, will be recognized.

                  During fiscal 2004, for US GAAP purposes, the Company has adopted the fair based method of accounting for stock-based compensation on a modified prospective basis in accordance with FAS 148. This application is consistent with the early application of CICA 3870 under Canadian GAAP (Note 3). Accordingly, effective January 1, 2004, there is no difference on accounting for stock-based compensation under Canadian and US GAAP.

         iv)      Comprehensive Income

                  US GAAP requires disclosure of comprehensive income (loss) which is intended to reflect all other changes in equity except those resulting from contributions by and payments to owners.

         v)       Spin-Off of Assets to Golden Arrow

                  Under Canadian GAAP a spin-off of assets is accounted for and disclosed in accordance with CICA Handbook Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations". Under US GAAP, such a spin-off would be accounted for and disclosed as a dividend in kind and would not require separate carve-out of results in the statements of operations and cash flows nor separate balance sheet classification.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

         vi)      Recent Accounting Pronouncements

                  Consolidation of Variable Interest Entities

                  In January 2003, the Financial Accounting Standards Board or "FASB" issued Interpretation No. 46, Consolidation of Variable Interest Entities, and an Interpretation of Accounting Research Bulletin No. 51 ("FIN 46"). FIN 46 establishes accounting guidance for consolidation of variable interest entities by the primary beneficiary. FIN 46 applies to any business enterprise, public or private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. In December 2003, the FASB issued Interpretation No. 46R ("FIN 46 R") which supersedes FIN 46 and is effective for all Variable Interest Entities ("VIEs") created after February 1, 2003 at the end of the first interim or annual reporting period ending December 15, 2003. FIN 46 R is applicable to all VIEs created prior to February 1, 2003 by public entities at the end of the first interim or annual reporting period ending after March 15, 2004. The Company has determined that it has no VIEs.

                  In June 2003, the CICA issued a new accounting guideline ACG-15, "Consolidation of Variable Interest Entities" which is effective for interim and annual periods beginning on or after November 1, 2004. ACG-15 harmonizes the accounting treatment for variable interest entities with the US GAAP treatment under FIN 46R.

                  Exchanges of Non-Monetary Assets

                  In December 2004, the FASB issued Statement No. 153 ("SFAS 153") "Exchanges of Non-monetary Assets". SFAS 153 replaces guidance previously issued under APB Opinion No. 29, "Accounting for Non-monetary Transactions", which was based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS 153 amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company will comply with this guidance for any non-monetary transactions after the effective date for U.S. GAAP purposes.

                  Whether Mineral Rights are Tangible or Intangible Assets

                  Effective for reporting periods beginning after April 29, 2004, the EITF released Issue 04-2, "Whether Mineral Rights are Tangible or Intangible Assets". The consensus was that mineral rights acquired on a business combination are tangible assets and should be recorded as a separate component of property, plant and equipment either on the face of the financial statements or in the notes. The Company has not been involved to date in a business combination but will comply with the Issue in the future as required.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)


11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  Mining Assets:  Impairment and Business Combinations

                  Effective for reporting periods beginning after March 31, 2004, the EITF released Issue No. 04-3, "Mining Assets:
                  Impairment and Business Combinations". The EITF reached consensus that an entity should include value beyond proven and probable reserves in the value allocated to mining assets in a purchase price allocation to the extent a market participant would include such value in determining the fair market value of the asset. The EITF also reached consensus that an entity should include the effects of anticipated changes in market prices of minerals when determining the fair market value of mining assets in a purchase price equation in a manner consistent with expectations of the marketplace.

                  An entity should also include cash flows associated with value beyond proven and probable reserves in estimates of future cash flows for determining if a mining asset is impaired under SFAS 144. An entity should also anticipate fluctuations in market prices when determining these cash flows.

                  The Company will comply with this Issue for any future business combinations and impairment reviews.

                  Financial Instruments

                  On January 27, 2005, the CICA issued Section 3855 of the Handbook titled "Financial Instruments - Recognition and Measurement". It expands Handbook section 3860, "Financial Instruments - Disclosure and Presentation" by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified into various categories. Held to maturity investments loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet except that other than temporary losses due to impairment are included in net income. All other financial liabilities are to be carried at amortized cost. This new Handbook section will bring Canadian GAAP more in line with U.S. GAAP. The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. At present, the Company's most significant financial instruments are cash, accounts receivable and accounts payable. This new section requires little difference in accounting for these financial instruments from current standards.

                  Hedge Accounting

                  New Handbook Section 3865, "Hedges" provides alternative treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004.

                  The Company does not currently have any hedging relationships.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)



11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  Comprehensive Income

                  New Handbook Section 1530, "Comprehensive Income", introduces a new requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

                  At present, the Company has investments in shares of arm's length corporations that may be classified as available for sale investments. The Company would be required to recognize unrealized gains and losses on these securities and include these amounts in comprehensive income. The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. Implementation of this section will more closely align Canadian GAAP with U.S. GAAP.



12.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company as follows:

                                                                   --------------------------------------------
                                                                       2004            2003            2002
                                                                         $               $               $
                                                                   --------------------------------------------

         Investing activities

         Proceeds on disposition of mineral properties                 (252,000)       (272,982)              -
         Acquisition of marketable securities                           252,000         272,982               -
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============
         Financing activities

         Finder's fees payable                                                -               -          (5,000)
         Shares issued for payment of finder's fees                           -               -           5,000
         Shares issued on exercise of options                           204,070          74,379               -
         Contributed surplus                                           (204,070)        (74,379)              -
                                                                   ------------    ------------    ------------
                                                                              -               -               -
                                                                   ============    ============    ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)



13.      SUBSEQUENT EVENTS

         a)       Subsequent to December 31, 2004, the Company:

                  (i) granted 900,000 stock options for $4.16 per share to its directors, employees and consultants for a period of five years; and

                  (ii) issued 1,663,517 common shares for $4,267,345 on the exercises of stock options and warrants.

         b) Effective January 1, 2005, the Company engaged Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. As of April 21, 2005, a formal agreement among the Company and the Grosso Group has not been finalized. Until such time as the formal agreement has been finalized, the Company and the Grosso Group intend to work under the terms of the proposed Administration Services Agreement by and among the Company and the Grosso Group. It is anticipated that the formal agreement will have an effective date of January 1, 2005. The Grosso Group is a private company which will be owned by the Company, Golden Arrow, Amera and Gold Point Exploration Ltd., each of which will own one share. The Grosso Group will provide its shareholder companies with geological, corporate development, administrative and management services.

                              IMA EXPLORATION INC.
                       MANAGEMENT DISCUSSION AND ANALYSIS
                      FOR THE YEAR ENDED DECEMBER 31, 2004



INTRODUCTION

The following management discussion and analysis and financial review, prepared as of April 21, 2005, should be read in conjunction with the Company's consolidated financial statements and related notes. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed all dollar figures in this report are stated in Canadian dollars. Additional information relevant to the Company can be found on the SEDAR website at www.sedar.com.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

OVERVIEW

The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties in Argentina. At present, the Company has no producing properties and consequently has no current operating income or cash flow. As of this date the Company is an exploration stage company and has not generated any revenues. The Company is entirely dependent on the equity market for its source of funds. There is no assurance that a commercially viable mineral deposit exists on any of the properties. Further evaluation and exploration will be required before the economic viability of any of the properties is determined.

During the year ended December 31, 2004 the Company completed its reorganization, which had the effect of transferring all the non-Navidad mineral properties and related assets to a new corporation, Golden Arrow Resources Corporation ("Golden Arrow"). The reorganization allowed the Company to focus all its efforts and resources on the Navidad project located in Chubut Province, Argentina. A Phase I drilling program commenced in November 2003 and continued into March 2004. Phase II commenced in May 2004 and was completed in September 2004. Phase III commenced in November 2004 and is ongoing. These drilling programs have returned excellent results. In March 2005 the Company engaged the services of Augusto Baertl of Lima Peru to determine the economic feasibility of the Navidad Project, through a contract with Mr. Baertl's company, Gestora de Negocios e Inversiones SA. The Company expects that, with Mr. Baertl's assistance, a pre-feasibility study will be undertaken as a first step in the determination of the economic viability of Navidad. Mr. Baertl's mandate is a continuing one whose objective is ultimately the achievement of commercial production.

In March 2004 Aquiline Resources Inc. ("Aquiline") commenced an action against the Company seeking a constructive trust over the Navidad properties and damages. The Company believes the Aquiline legal action is without merit and continues to vigorously defend itself. A trial date has been scheduled for October 2005. At this date the outcome is not determinable. The Company has not made any provision for costs for which it might become liable in what management considers the unlikely event of an adverse judgement.

PROPERTIES UPDATE

All mineral properties held by the Company, with the exception of the Navidad property and the Navidad area properties discussed below, were transferred to Golden Arrow in July 2004 on completion of the Company's reorganization.

NAVIDAD

On February 3, 2003 the Company announced the discovery of high-grade silver-lead-copper mineralization at its 100% owned 10,000 hectare (24,700 acres) Navidad property in north central Chubut Province, Argentina. A Phase I drilling program commenced in November, 2003 and was completed in late March 2004. A Phase II drill program commenced in late May 2004 and was completed in September 2004. Subsequent to completion of the Phase II program, a program of surface exploration including prospecting, geological mapping, ground geophysics and soil sampling was commenced. A Phase III drilling program commenced in November 2004 and, other than a break for Christmas, drilling continued to March 7, 2005. Subsequently the Company has announced that the Phase III program budget has been increased to include an additional 10,000 metres of drilling and drilling will resume in mid April 2005. In addition to its active exploration program, the Company has an ongoing program of environmental baseline data collection in the project area.

On May 25, 2004 the Company announced results of a resource estimation carried out for the Galena Hill deposit and portions of the adjacent connector zone by Snowden Mining Consultants Inc. The resource estimation for the Galena Hill deposit, the first systematically drilled target on the Navidad property, outlined an Indicated Resource of 207 million ounces of silver and 1.1 million tonnes of lead at a 50 g/t silver equivalent cut-off grade (63.6 M tonnes at 101 g/t Silver and 1.76% lead). This resource includes a higher-grade core containing117 million ounces of silver and 495,047 tonnes of lead at a 300 g/t silver equivalent cut-off grade (13.2 M tonnes at 277 g/t silver and 3.76% lead). Inferred Resources at Galena Hill total 36 million ounces of silver and 56,776 tonnes of lead at a 50 g/t silver equivalent cut-off grade (16.9 M tonnes at 67 g/t silver and 0.3% lead).

Subsequent to the Phase II drill program, on December 1, 2004, the Company announced the results of an updated resource estimate by Snowden Mining Industry Consultants Inc. including the Navidad Hill and Connector Zone deposits. This increased the overall project Indicated Resources by 61 million ounces of contained silver using a 50 g/t silver equivalent cut-off grade. Resources estimated to date on the project are presented in the table below.

--------------------------------------------------------------------------------
                                                           CONTAINED   CONTAINED
                     TONNES    SILVER    SILVER    LEAD     SILVER        LEAD
                       (m)     (g/t)     (oz/t)    (%)     (million     (1,000
                                                            ounces)      tonnes)
--------------------------------------------------------------------------------

GALENA HILL
   Indicated          63.6      101       2.95     1.76       207        1,118
   Inferred            5.8       43       1.26     0.56         8           33
--------------------------------------------------------------------------------
NAVIDAD HILL
   Indicated          15.2      115       3.36     0.35        56           52
   Inferred            3.4       97       2.83     0.74        11           25
--------------------------------------------------------------------------------
CONNECTOR ZONE
   Indicated           2.1       74       2.16     0.27         5            6
   Inferred            6.5      100       2.92     0.20        21           13
--------------------------------------------------------------------------------
PROJECT TOTAL
 RESOURCES
   Indicated          80.8      103       3.01     1.45       268        1,176
   Inferred           15.7       78       2.28     0.45        39           71
--------------------------------------------------------------------------------
*  Estimated using a 50 g/t silver equivalent cut-off grade

Detailed review of the geological interpretation and block model shows that the Navidad Hill deposit and the Connector Zone remain open and insufficiently drill tested in several areas. The Phase III drill program currently underway will more fully test the boundaries of the Navidad Hill zone, with the intent to increase the Indicated Resource at Navidad Hill and the Connector Zone.

The Phase I drill program at Navidad comprised 8,859.6 metres in 53 holes, 37 of which were drilled on Galena Hill. Phase II drilling comprised 9,596.5 metres of diamond core drilling in 67 holes. Drilling in the Phase II program focused on the Esperanza Trend, the Barite Hill target, and on the Navidad Hill and Connector Zone targets. Phase III drilling to date has comprised 9,526.2 metres in 54 holes for a project total of 27,982.3 metres in 174 holes. Results from the Phase III drilling have been described in news releases dated January 13, March 4 and March 22, 2005. The Phase III drill program has focussed on drilling in the Calcite Hill area and expansion and infill drilling on the Navidad Hill and Connector Zone areas.

Galena Hill

The Galena Hill Deposit is hosted primarily within gently dipping trachyandesitic volcanic breccias with a matrix of galena, pyrite, calcite, and barite. These breccias are interpreted to have formed primarily by multiple hydrothermal fluid pulses. Calcareous mudstones overlie the mineralized volcanic breccias; these generally contain significant silver, lead and zinc values within one to five metres of the volcanic-mudstone contact. Sulphides occur in the mudstone both as crosscutting veinlets and as strataform beds suggesting a syn-depositional timing for the mineralization event. The Galena Hill deposit measures approximately 450 by 500 metres in plan view (at 50 g/t AgEq cut-off) and is up to 125 metres thick in its centre. A total of 39 drillholes have been completed to date to delineate the Galena Hill resource. Highlights from Phase I drilling on Galena Hill include 115 metres of 497 g/t silver and 5.71% lead in Drill Hole 14 and 63.0 metres of 418.4 g/t silver, including 20.6m of 703.0 g/t silver, in Drill Hole 22.

Navidad Hill

A total of 53 drill holes have been completed to date at Navidad Hill. In addition to the structurally controlled mineralization located on top of Navidad Hill, near-surface stratigraphically controlled silver mineralization has now been identified along the southwest and southeast flanks of Navidad Hill.

Intercepts of structurally controlled, near vertical mineralized bodies on the top of Navidad Hill include hole NV04-110 which intersected 61.5 metres of 128 grams per tonne silver, including 5.34 metres of 1,006 grams per tonne silver.

Highlights of stratigraphically-controlled mineralization on the western flank of the Navidad volcanic dome include the exceptional intercept from Drill Hole NV04-90 that returned 35.8 metres of 2,850 grams per tonne (83.2 ounces per ton) silver including 7.3 metres of 11,995 grams per tonne (350.3 ounces per ton) silver starting from 16.5 metres depth. Drill Hole 90 was drilled at an inclination of -45(degree) towards the northeast on the western flank of Navidad Hill, approximately 275 metres northwest of Drill Holes 1 and 2 and in an area of little or no outcrop. Bonanza-grade mineralization in Drill Hole 90 contains semi-massive silver-copper-lead sulphides and/or sulphosalts. In several locations native silver occurs as fine veinlets and grains up to 5 millimetres in size. Further intercepts in the area include 28.15 metres of 1,115 grams per tonne silver (32.6 ounces per ton) including 5.97 metres of 4,579 grams per tonne (133.7 ounces per ton) in Drill Hole 117 and 58.68 metres of 208 grams per tonne silver (6.1 ounces per ton) in Drill Hole 112.

Phase III drilling in the area of Drill Hole 90 included Drill Holes 139 to 142 which were completed to provide more detailed information on this zone of very high-grade silver mineralization. Of these, Drill Holes 139 (17.8 metres of 1,037 g/t silver) and 142 (34.5 metres of 1,220 g/t silver) intersected significantly higher grade than that predicted by the Snowden resource block model. Drill Holes 157 to 161 were collared along the southern boundary of the known resource at Navidad Hill and demonstrate that mineralization continues beyond the limits of the Indicated portion of current resource estimation.

Connector Zone

At the Connector Zone 24 drill holes have been completed to date. Drilling has demonstrated that both structurally and stratigraphically controlled high-grade silver mineralization occurs in this area, as at Navidad Hill. In the northwestern part of the Connector Zone (Drill Holes 40, 68, 105, 106, and 107), the control on mineralization appears to be stratigraphic with the mineralization occurring in the same stratigraphic position as at the Galena Hill deposit and on the flank of Navidad Hill (Drill Hole 90). Highlights from this mineralization style include 46.7 metres of 334 grams per tonne silver from hole 107 and 13.3 metres of 545 grams per tonne silver from hole 105. In the southeastern Connector Zone (Drill Holes 32, 86, 87, 108, 131, 153, 154, 155. and 156), the controls on mineralization and the stratigraphic correlations are less clear. Drill Hole 108 was drilled towards the east to cross a northerly trending structural zone partially exposed on surface and intersected an impressive 485 grams per tonne silver over 39.0 metres.

Phase III drilling at the Connector Zone (holes 153-156) has intersected silver mineralization over long intervals outside of the current Indicated Resource. Results include 88.8 metres of 107 g/t silver in Drill Hole 153 and 28.8m of 148 g/t silver in Drill Hole 154; both intercepts start at surface. Mineralization in Drill Holes 153 and 154 is open to expansion to the north and northwest. Both step-out and infill drilling is required in this area and an updated resource estimate will be undertaken when this is completed.

Calcite Hill

Near the end of the Phase II program a single hole, NV04-88, was drilled to test favourable stratigraphy on the edge of Calcite Hill in an area where there are few indications of mineralization or geochemical anomalies at surface. The hole intersected 72.3 metres averaging 202 grams per tonne silver and 3.45% lead from
70.3 to 142.6 metres depth and included a higher-grade interval containing 12.4 metres averaging 672 grams per tonne silver. Drill Holes 88 was located approximately 400 metres west of the nearest holes on Navidad Hill. The major Calcite Hill silver-lead soil anomaly is located a further 340 metres to the northwest of Drill Hole 88. The mineralization in NV04-88 comprises galena, calcite and barite with minor amounts of native silver and argentinte-acanthite (native silver had not been observed in any of the drill core from the Navidad Project prior to Drill Hole 88).

Phase III drilling has now defined a mineralized zone approximately 275 metres long by 100 metres wide by 50 to 120 metres deep at Calcite Hill. Highlights from Phase III drilling at Calcite Hill include: 122.6 metres of 195 g/t silver in Drill Hole 124; 196.1 metres of 113 g/t silver in Drill Hole 126; 123.6 metres of 139 g/t silver in Drill Hole 138; 46.6 metres of 300 g/t silver including 10.3 metres of 1,257 g/t silver in Drill Hole 143; 83.0 metres of 209 g/t silver in Drill Hole 148; and 80.2 metres of 246 g/t silver including 25.3m of 476 g/t silver in Drill Hole 151.

Mineralization encountered to date at Calcite Hill is predominantly hosted within trachyandesite volcanic rock and to a lesser degree within mudstone which overlies the volcanic rock. The volumetrically most important style of mineralization consists of calcite-barite veinlets and breccias with argentite-acanthite, native silver and lesser galena and chalcopyrite. In general, this style of mineralization contains high silver grades with minor amounts of lead and copper. In the upper portions of the host volcanic unit, and in the overlying mudstone, mineralization tends to be lead-rich and consists predominantly of medium-grained galena with moderate silver values. The Calcite Hill soil anomaly extends for 1.4 km to the northwest of current drilling. A resource estimate has not yet been done for Calcite Hill.

Esperanza Trend

A total of 10 drill holes have been completed to date in two areas along the 6 kilometre Esperanza Trend. Highlights include 2.7 metres of 831 grams per tonne silver in Drill Hole 62 and 2.6 metres of 513 grams per tonne silver in Drill Hole 79. Interestingly, Drill Hole 79 shows signs of the mineralization being stratigraphically rather than structurally controlled as had been interpreted to date in this area. Drill Hole 63 intersected 45.8 metres of 94 grams per tonne silver, including 4.0 metres of 246 grams per tonne silver, 800 metres to the northwest. In the same area, Drill Hole 82 intersected 54.6 metres of 64 grams per tonne silver, including 26.1 metres of 106 grams per tonne silver and also
6.0 metres of 140 grams per tonne silver. These results confirm the high grades and potential for a significant structurally and/or stratigraphically controlled zone at Esperanza. Significantly more drilling will be required to evaluate the 6-kilometre Esperanza Trend.

Barite Hill

A total of 8 holes were completed at Barite Hill in Phase II. Although many of these holes contain significant near surface intersections of galena matrix breccia similar in style to that at Galena Hill, they have generally lower silver and lead values. The most significant intercept was from Drill Hole NV04-76 that cut 22.1 metres of galena matrix breccia averaging 34 grams per tonne silver and 0.63% lead in the upper part of the hole and then intersected a different style of mineralization deeper in the hole that contained 21.7 metres of 88 grams per tonne silver including 8.4 metres of 191 grams per tonne silver. This deeper mineralization is associated with calcite veining within a fine-grained muddy sedimentary rock and is characterized by high silver to base metal ratios.

Loma de la Plata

The surface exploration program launched September 2004 resulted in the discovery of the Loma de la Plata Zone, approximately 4 kilometres west of the Galena Hill deposit, through grid soil sampling. At Loma de la Plata, an area of approximately 400 x 400 metres has been systematically sampled with twelve lines of continuous and semi-continuous channel samples; these sample lines range in length from 12.5 to 135.9 metres. Highlights of channel samples include:

                  Line LP-1:          40.1 metres of 740 g/t silver
                  Line LP-3:          42.9 metres of 684 g/t silver
                  Line LP-4:         135.9 metres of 159 g/t silver
                  Line LP-7:          48.5 metres of 315 g/t silver
                  Line LP-2:         103.3 metres of 290 g/t silver
                  Line LP-9:          49.5 metres of 410 g/t silver
                  Line LP-10:         56.0 metres of 452 g/t silver

The Loma de la Plata zone is hosted within quartz-eye phyric trachyandesite volcanic rocks that dip to the northeast at 15 to 45 degrees. Mineralization occurs in micro-veinlets and breccia zones and consists primarily of minor galena and copper oxides with common native silver. Preliminary geological assessment indicates that the zone is hosted by a similar sequence of volcanic and sedimentary rocks, in a similar stratigraphic position, to those that host the Galena Hill deposit. The possibility of leaching, or alternatively concentration, of silver values at or near surface cannot be determined from the data available and drilling will be required to constrain this. No drilling has been carried out on the Loma de la Plata zone to date.

Sector Zeta

At Sector Zeta, approximately 5 kilometres west of the Galena Hill Deposit, seven sample lines ranging in length from 6.7 to 60.0 metres have been completed covering an area of approximately 80 by 100 metres. Highlights of the Sector Zeta results include:

               Line Z-5:       8.0 metres of 105 g/t Silver and 1.14% Copper
               Line Z-6: 12.0 metres of 112 g/t Silver and 1.13% Copper Line Z-7: 12.0 metres of 133 g/t Silver and 3.27% Copper

Mineralization at Sector Zeta predominantly consists of green copper oxides within argillicly altered latite volcanic rocks that are often brecciated. The Company's geologists interpret that the volcanic rocks which host mineralization here are part of the same volcanic unit that hosts mineralization at Galena and Navidad Hills and also at Loma de la Plata. At present, the orientation of the mineralized zone at Sector Zeta is unknown; drill data will be needed to unambiguously define the geometry and size of the mineralization. The possibility of leaching, or alternatively, concentration of silver and copper values at or near surface, particularly at Sector Zeta in the case of copper, cannot be determined from the data available to date and drilling will be required; no drilling has been carried out in the Sector Zeta area.

Argenta Trend

On January 21, 2005 the Company released the results from a large expansion to the soil sample grid and follow-up prospecting which uncovered a series of new mineralized zones to the southeast of Loma de la Plata. The newly named "Argenta Trend" includes Sector Zeta and Loma de la Plata and extends approximately six kilometres to the southeast, parallel with the Esperanza and Navidad Trends.

A total of 1,366 new soil samples (including blanks and duplicates) were collected at 50 metre intervals on lines spaced 200 metres apart and cover an area of over 1,300 hectares to the south of the previous grid. The Argenta Trend is highlighted by anomalous silver, lead and zinc values with subordinate and sporadic anomalous copper. Prospecting and geological mapping along the Argenta Trend has found several new zones of silver-lead, lead-silver, and silver-copper mineralization. Results have been reported for 32 rock chip and grab samples which range from below detection to high-grade silver, lead, and copper.

Highlights include eight samples containing over 100 g/t silver (up to 290 g/t silver), ten samples with over 10% lead (up to 29.7% lead), and two samples with over 1% copper (up to 1.42%).

NAVIDAD AREA PROPERTIES

The Company has 18 exploration properties in Chubut Province in addition to Navidad, several of which are the subject of joint venture agreements.

Regalo

Work by Consolidated Pacific Bay Minerals Ltd. ("Pacific Bay") on the Regalo Property, currently under option from the Company, has identified highly anomalous gold in soils and silt samples over a large area. In Pacific Bay's January 12, 2005 news release, they report that in one zone, "Yastekt South", the strong gold anomalies are consistent over almost one square kilometre. The Yastekt South anomaly comprises 98 soil analyses that average 299 ppb gold. Normal, "background" gold values in the area are less than 5 ppb. Two of the 98 soil analyses returned values in excess of 3 grams per tonne gold. Pacific Bay is exploring the property for epithermal gold deposits and is planning to carry out a trenching program on the property in the near future.

Other parties to the joint venture agreements in the Navidad area have agreed not to seek TSXV approval for the agreements until certain legal and political uncertainties can be resolved. Accordingly the Company did not complete the terms of the agreements in 2004.

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected consolidated financial information is derived from the audited consolidated financial statements and notes thereto. The information has been prepared in accordance with Canadian GAAP.

                                        ---------------------------------------

                                              YEARS ENDED DECEMBER 31,
                                        ---------------------------------------
                                           2004          2003           2002
                                             $             $             $
                                        ---------------------------------------

Total Assets                             12,221,856    13,419,876     8,636,895

Long Term Financial Liabilities                 Nil           Nil           Nil

Total Revenues                                  Nil           Nil           Nil

General and Administrative Expenses       4,312,616     2,503,041       509,980

Loss from Continuing Operations          (4,523,831)   (2,449,243)     (485,331)

Loss per Common Share from
     Continuing Operations                    (0.11)        (0.08)        (0.02)

Loss allocated to Spin-Off Assets          (131,232)     (969,175)     (954,775)

Net Loss                                 (4,655,063)   (3,418,418)   (1,440,106)

Net Loss per Common Share Basic
     and Diluted                              (0.11)        (0.11)        (0.06)
                                        ---------------------------------------

Total assets decreased $1,198,021 from December 31, 2004 and 2003 as a result of the transfer of assets to Golden Arrow offset by corresponding increases in the Company's cash balance and in the Navidad property carrying value. The increase between 2003 and 2002 was a result of the increase in the Company's cash balance and property additions. General and adminstrative expenses have increased due to the increases in the activity level related to continued exploration at the Navidad project and the necessary support required.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following selected  consolidated  financial  information is derived from the
unaudited   consolidated  interim  financial  statements  of  the  Company.  The information has been prepared in accordance with Canadian GAAP.

                       ----------------------------------------------------    ----------------------------------------------------
                                             2004                                                    2003
                       ----------------------------------------------------    ----------------------------------------------------
                          DEC. 31       SEP. 3        JUN. 30       MAR. 31       DEC. 31       SEP. 30       JUN. 30       MAR. 31
                              $             $            $             $            $             $             $             $
                       ----------------------------------------------------    ----------------------------------------------------

Revenues                      Nil           Nil           Nil           Nil           Nil           Nil           Nil           Nil

Loss from Continuing
   Operations          (1,164,504)     (492,562)     (466,021)   (2,400,744)   (1,436,078)     (586,158)     (243,728)     (183,279)

Loss per Common Share
   from Continuing
   Operations               (0.03)        (0.01)        (0.01)        (0.06)        (0.04)        (0.02)        (0.01)        (0.01)

Income (Loss)
   Allocated to
   Spin-off Assets            Nil          (Nil)     (355,252)      224,020      (702,420)       22,656      (163,658)     (125,753)

Net Loss               (1,164,955)     (492,562)     (821,273)   (2,176,273)   (2,138,498)     (563,502)     (407,386)     (309,032)

Net Loss per Common
   Share Basic
   and Diluted              (0.02)        (0.01)        (0.02)        (0.06)        (0.07)        (0.02)        (0.01)        (0.01)
                       ----------------------------------------------------    ----------------------------------------------------

In the quarter ended December 31, 2004 the Company recorded stock-based compensation of $101,150 compared to $1,141,415 in the comparable 2003 period. Legal costs were substantially greater in the current period compared to the previous year.

SUMMARY OF FINANCIAL RESULTS

The Company reported a consolidated loss of $4,655,063 ($0.11 per share) in 2004, an increase of $1,236,645 from the loss of $3,418,418 ($0.11 per share) in 2003. The increase in the loss in 2004, compared to 2003, was due to a number of factors of which $1,148,400 can be attributed to operating expenses and $88,245 to other expense items.

The Company's prior period financial statements have been reclassified in accordance with Canadian GAAP. The net assets transferred to Golden Arrow are described as "Spin-Off Assets Transferred" and the allocated expenses are described as "Loss Allocated to Spin-Off Assets" in the consolidated financial statements. This reclassification did not change previously reported total losses. The allocation of expenses was calculated on the basis of the ratio of the specific assets transferred to assets retained. The following discussion of the 2004 expenses compared to the 2003 expenses is based on expenses as originally reported.

RESULTS OF OPERATIONS

The Company's 2004 operating expenses were $4,312,616 an increase of $1,148,400 from the $3,164,216 originally reported for 2003. $661,175 of the 2003 operating expense has been reclassified as "Loss Allocated to Spin-Off Assets" which relate to the assets transferred to Golden Arrow. In 2004 $131,232 was allocated to the Loss from Spin-Off Assets compared to $969,175 in 2003. The allocation was calculated on the basis of the ratio of the specific assets transferred to assets retained. Certain "Other Income and Expense" items have been allocated to spin-off assets on the basis of the nature of the income or expense. In 2004 expenses increased as a result of increased activity at the Navidad project and the support required at the corporate office.

Professional fees increased $597,017 to $894,780 in 2004, primarily due to legal costs incurred in connection with the Aquiline legal action as well as increased costs of compliance. During 2004 the Company recorded a non-cash expense of $1,972,860 for stock based compensation for stock options granted to its employees and directors, an increase of $485,625 from 2003. Other notable changes in the operating expenses are: (i) Salaries increased $113,998 due to staff increases (in 2004 the Company had an average of seven people on its payroll compared to three in 2003); (ii) Travel increased $97,641due to travel to conferences as well as to South America; (iii) Cost recoveries (for shared administrative costs and rent) from Amera Resources Corporation and Golden Arrow increased by $114,161; (iv) Corporate development and investor relations decreased $62,026, as 2003 was a more active year in which the Company developed investor awareness.

In 2004 the Company recorded a gain of $328,346 on the optioning of certain properties to other mining exploration companies (plus $433,960 of gains relating to the Spin-Off Assets) compared to $481,779 in total in 2003. In 2004 a write-down of $99,762 (2003 - $nil) for the carrying value of marketable securities was recognized. Reorganization costs of $346,103 were recorded in 2004. An expense of $195,285 for foreign exchange was recorded in 2004 compared to $25,916 in 2003. The foreign exchange adjustment is as a result of the continued strength of the Canadian dollar compared to the US dollar in which the majority of the inter-company transactions are denominated; when the inter-company accounts are eliminated the difference is charged to foreign exchange. The Company wrote down the value of its mineral properties and deferred costs by $776,626 in 2003. In 2004 there were no write offs of mineral properties and deferred costs. Interest and other income was $101,589 in 2004, an increase of $35,028 from 2003, primarily as a result of an increase of funds on deposit.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at December 31, 2004 was $5,227,354, an increase of $805,020 from December 31, 2003. Total assets decreased from $13,419,876 at December 31, 2003 to $12,221,856 at December 31, 2004. This decrease in assets resulted from the transfer of $7,364,878 net assets to Golden Arrow on the reorganization of the Company offset by the increases in cash balance and Navidad carrying value. During the year ended December 31, 2004 the Company completed a brokered private placement for 1,500,000 units at $3.10 per unit, for proceeds of $4,238,763, net of $339,000 agent's commission and $72,237 of related issue costs.

In addition during 2004, options and warrants were exercised which resulted in cash proceeds of $5,057,897 during the year. The Company paid $107,544 to Golden Arrow from the exercise of warrants that resulted in the issue of Golden Arrow's shares as required by the terms of the reorganization.

The Company has received $4,267,345 from the exercise of warrants and options from January 1 to April 21, 2005. As at April 21, 2005 the Company had working capital of approximately $6,500,000.

The Company considers that it has adequate resources to maintain its ongoing operations but currently does not have sufficient working capital to fund all of its planned exploration and development work. The expanded work for Phase III of the Navidad project has been approved in the amount of $2,000,000. The Company will continue to rely on successfully completing additional equity financing to further exploration and development of Navidad. There can be no assurance that the Company will be successful in obtaining the required financing. The failure to obtain such financing could result in the loss of or substantial dilution of its interest in its properties.

The Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs.

Effective January 1, 2005, the Company engaged Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. As of April 21, 2005, a formal agreement among the Company and the Grosso Group has not been finalized. Until such time as the formal agreement has been finalized, the Company and the Grosso Group intend to work under the terms of the proposed Administration Services Agreement by and among the Company and the Grosso Group. This is not expected to result in a significant change to the Company's costs.

The Company does not now and does not expect to engage in currency hedging to offset any risk of currency fluctuations.

OPERATING CASH FLOW

Cash outflow from operating activities in 2004 was $2,961,734, compared to cash outflow in 2003 of $1,419,549 as a result of increases in activities.

FINANCING ACTIVITIES

In 2004 the Company received $9,707,897 from the sale of common shares, less costs of $411,237 and $107,544 paid to Golden Arrow, compared to $6,467,245, less costs of $188,850, in 2003.

INVESTING ACTIVITIES

Investing activities required cash of $4,509,717 in 2004 (2003 - $1,872,636), these investing activities were for additions to the Navidad properties in Argentina and $93,650 (2003 - $21,875) for equipment.

RELATED PARTY TRANSACTIONS

During fiscal 2004, the Company paid $476,226 (2003 - $330,600; 2002 - $136,276)
to directors and officers or companies controlled by directors and officers of the Company, for accounting, management and consulting services provided. The Company has agreements with a company controlled by the wife of the President of the Company for the rental of office premises. During fiscal 2004, the Company paid $74,870 (2003 - $60,924; 2002 - $60,924) for rent. The President of the
Company provides his services on a full-time basis under a contract with a private company controlled by the President. The President is paid an annual amount of $102,000. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include a bonus of $6,500 per month, retroactive to July 1, 1999, plus an additional three years of compensation at $15,000 per month. If the termination had occurred on December 31, 2004, the amount under the agreement would be $969,000.

CRITICAL ACCOUNTING POLICIES

Reference should be made to the Company's significant accounting policies contained in Note 3 of the Company's consolidated financial statements for the year ended December 31, 2004. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of mineral properties and deferred costs. Actual results may differ from these estimates.

MINERAL PROPERTIES AND DEFERRED COSTS

Consistent with the Company's accounting policy disclosed in Note 3 of the annual consolidated financial statements, direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company have been capitalized on an individual property basis. For certain acquisitions and related payments for mineral property interests, the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount. It is the Company's policy to expense any exploration associated costs not related to specific projects or properties. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property. In 2004 no impairment of long-lived assets was identified. In 2003 a write down of $776,626 was recorded to reflect Barrick's notice that they would not be exercising their option on either of certain properties and allocated to the Loss from Spin-Off Assets.

FINANCIAL INSTRUMENTS

The Company's financial instruments consisting of cash and cash equivalents, amounts receivable, marketable securities and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments.

RISK FACTORS

The Company's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess.

Metal Price Risk: The Company's portfolio of properties have exposure to predominantly silver and lead. The prices of these metals, especially silver, greatly affect the value of the Company and the potential value of its properties and investments.

Financial Markets: The Company is dependent on the equity markets as its sole source of operating working capital and the Company's capital resources are largely determined by the strength of the junior resource markets and by the status of the Company's projects in relation to these markets, and its ability to compete for the investor support of its projects.

Political Risk: Exploration is presently carried out in Argentina. This exposes the Company to risks that may not otherwise be experienced if all operations were domestic. Political risks may adversely affect the Company's existing assets and operations. Real and perceived political risk in some countries may also affect the Company's ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

Currency Risk: Business is transacted by the Company in a number of currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

Environmental Risk: The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates. Present or future laws and regulations, however, may affect the Company's operations. Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines. Programs may also be delayed or prohibited in some areas. Although minimal at this time, site restoration costs are a component of exploration expenses.

Title Risk: Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

SHARE DATA INFORMATION

As of April 21, 2005 there were 45,479,724 common shares and 4,456,000 stock options outstanding.

INVESTOR RELATIONS

The Company currently does not engage any outside investor relations consultant.
Mr.  Sean  Hurd  is  the  Company's   Vice-President,   Investor  Relations  and
coordinates investor relations' activities.

            CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Joseph Grosso, President and Chief Executive Officer of IMA Exploration Inc., certify that:


1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of IMA Exploration Inc. (the issuer) for the period ending December 31, 2004.

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date:    April 29, 2005


/s/ Joseph Grosso
-------------------------------------
Joseph Grosso
President and Chief Executive Officer
IMA Exploration Inc.

            CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Arthur Lang, Chief Financial Officer of IMA Exploration Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of IMA Exploration Inc. (the issuer) for the period ending December 31, 2004.

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date:    April 29, 2005



/s/ Arthur Lang
-----------------------
Arthur Lang
Chief Financial Officer
IMA Exploration Inc.